FORM NSAR Q77O Transactions effected pursuant to Rule 10F3 Fidelity Summer Street Trust

Series Number	4
Fund	Fidelity High Income Fund
Trade Date	May 13, 2008
Settle Date	May 19, 2008
Security Name	FNMA 8.25% PFD T PERP
CUSIP	313586737
Size of Offering	89,000,000
Aggregate Offering Value	$2,225,000,000
Price	$25
Shares Purchased	1,056,200
Transaction Value	$26,405,000
% of Offering	1.19%
Underwriter Purchased From	Merrill Lynch & Co.
Underwriting Members: (1)	Merrill Lynch & Co.
Underwriting Members: (2)	Citigroup
Underwriting Members: (3)	Morgan Stanley
Underwriting Members: (4)	UBS Investment Bank
Underwriting Members: (5)	Wachovia Securities
Underwriting Members: (6)	Banc of America Securities LLC
Underwriting Members: (7)	Barclays Capital
Underwriting Members: (8)	Deutsche Bank Securities
Underwriting Members: (9)	FTN Financial Capital Markets
Underwriting Members: (10)	Goldman, Sachs & Co.
Underwriting Members: (11)	Wells Fargo Securities